                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549






                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT






                                In respect of its
             US$3,000,000,000 3.5% Global Notes due October 22, 2004






                    Filed pursuant to Rule 3 of Regulation BW






                             Dated: October 19, 2001


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         The following information regarding the US$3,000,000,000 3.5% Global
Notes due October 22, 2004 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission, in the form of a Pricing Supplement relating to the Notes (the "Pricing Supplement"), attached hereto as Exhibit A, and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 20,
2001) is already on file with the Securities and Exchange Commission.

     Item 1.  DESCRIPTION OF OBLIGATIONS

         (a)   US$3,000,000,000 3.5% Global Notes due October 22, 2004.

         (b) The interest rate will be 3.5%, payable semiannually on the 22nd of each of April and October, commencing on April 22, 2002 through and including October 22, 2004.

         (c) Maturing October 22, 2004. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

         (d)   Not applicable.

         (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

         (f)   Not applicable.

         (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

         (h)   See Prospectus, pages 6-10.

         (i) Federal Reserve Bank of New York, 33 Liberty Street, New York, New York 10045.


     Item 2.  DISTRIBUTION OF OBLIGATIONS

         As of October 16, 2001, the Bank entered into a Terms Agreement with J.P. Morgan Securities Ltd., Morgan Stanley & Co. International Limited, UBS AG acting through its business group UBS Warburg, Nomura International plc, Barclays Bank PLC, Daiwa SMBC


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     Europe Limited, Deutsche Bank AG London, Dresdner Bank AG London Branch,
     Goldman, Sachs International, HSBC Bank plc, Merrill Lynch
     International, Mizuho International plc, Salomon Brothers International Limited, and Sanwa International plc (collectively, the "Managers"), pursuant to which the Bank agreed to issue, and the Managers agreed to purchase, a principal amount of the Notes aggregating US$3,000,000,000 at 99.786% of par, less commissions of 0.075% (the "Terms Agreement"), attached hereto as Exhibit B. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. It is expected that delivery of the Notes will be made on or about
     October 22, 2001.

         The Terms Agreement provides that the obligations of the Managers are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7, 1997) is already on file with the Securities and Exchange Commission.

         The Managers propose to offer all the Notes to the public at the public offering price of 99.786%.

     Item 3.  DISTRIBUTION SPREAD

              Price to          Selling Discounts            Proceeds to the
               Public            and Commissions                  Bank(1)
              -------           ----------------             ---------------
          Per Unit: 99.786%             0.075%                    99.711%
       Total: US$2,993,580,000       US$2,250,000             US$2,991,330,000


     Item 4.  DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

         None

     Item 5.  OTHER EXPENSES OF DISTRIBUTION

         As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

     Item 6.  APPLICATION OF PROCEEDS

         The net proceeds will be used in the general operations of the Bank.

     Item 7.  EXHIBITS

               A. Pricing Supplement dated as of October 16, 2001.
               B. Terms Agreement dated as of October 16, 2001.


------------------------------
(1)      Without deducting expenses of the Bank, which are not yet known.


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                                                                EXHIBIT A
                               PRICING SUPPLEMENT


              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                          Global Debt Issuance Facility


                                     No. 916
           U.S. $3,000,000,000 3.50% Global Notes due October 22, 2004


                                    JPMORGAN
                                 MORGAN STANLEY
                                   UBS WARBURG
                                NOMURA SECURITIES
                                BARCLAYS CAPITAL
                      DAIWA SECURITIES SMBC EUROPE LIMITED
                             DEUTSCHE BANK AG LONDON
                         DRESDNER KLEINWORT WASSERSTEIN
                           GOLDMAN SACHS INTERNATIONAL
                                      HSBC
                               MERRILL LYNCH & CO.
                            MIZUHO INTERNATIONAL PLC
                              SALOMON SMITH BARNEY
                             SANWA INTERNATIONAL PLC



            The date of this Pricing Supplement is October 16, 2001.


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This document ("Pricing Supplement") is issued to give details of an issue by
International Bank for Reconstruction and Development (the "Bank") under its Global Debt Issuance Facility.

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus dated 7 October, 1997, and all documents incorporated by reference therein (the "Prospectus"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.

TERMS AND CONDITIONS
The following items under this heading "Terms and Conditions" are the particular terms that relate to the issue that is the subject of this Pricing Supplement. These are the only terms that form part of the form of Notes for such issue.


1.            No.                                           916

2.            Aggregate Principal Amount:                   U.S.$3,000,000,000

3.            Issue Price:                                  99.786 percent

4.            Issue Date:                                   October 22, 2001

5.            Form of Notes                                 Fed Bookentry only (not exchangeable for
              (Condition 1(a)):                             Definitive Fed Registered Notes,
                                                            Conditions 1(a) and 2(b) notwithstanding)

6.            Authorized Denomination(s)                    U.S. $1,000 and integral multiples of U.S.
              (Condition 1(b)):                             $1,000 in excess thereof.

7.            Specified Currency                            United States dollars (U.S.$)
              (Condition 1(d)):

8.            Maturity Date                                 October 22, 2004
              (Conditions 1(a) and 6(a); Fixed
              Interest Rate):
9.            Interest Basis                                Fixed Interest Rate
              (Condition 5):

10.           Fixed Interest Rate (Condition 5(I):

              (a) Interest Rate:                            3.50 percent per annum

                                       2
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              (b) Fixed Rate Interest Payment              Each April 22 and October 22 commencing
              Date(s):                                     on April 22, 2002 and ending October 22,
                                                           2004.

11.           Relevant Financial Center:                   New York

12.           Relevant Business Day:                       New York

13.           Issuer's Optional Redemption                 No
              (Condition 6(e)):

14.           Redemption at the Option of the              No
              Noteholders (Condition 6(f)):

15.           Governing Law:                               New York


OTHER RELEVANT TERMS


1.            Listing (if yes, specify Stock               Luxembourg Stock Exchange
              Exchange):

2.            Details of Clearance System                  U.S. Federal Reserve Banks Bookentry
              Approved by the Bank and the                 system; Euroclear; Clearstream Banking,
              Global Agent and Clearance and               societe anonyme
              Settlement Procedures:

3.            Syndicated:                                  Yes

4.            If Syndicated:

              (a) Liability:                               Several and not joint

              (b) Lead Managers:                           J.P Morgan Securities Ltd.
                                                           Morgan Stanley & Co. International
                                                           Limited
                                                           UBS AG, acting through its business group
                                                           UBS Warburg

              (c) Stabilizing Manager:                     Morgan Stanley & Co. International
                                                           Limited

5.            Commissions and Concessions:                 0.025% combined management and
                                                           underwriting commission; 0.05% selling
                                                           concession
6.            Codes:


                                       3
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             (a) Common Code:                             013773408

             (b) ISIN:                                    US459056QL40

             (c) CUSIP:                                   459056QL4

7.           Identity of Dealer(s)/Manager(s):            J.P. Morgan Securities Ltd.
                                                          Morgan Stanley & Co. International
                                                          Limited
                                                          UBS AG, acting through its business group
                                                          UBS Warburg
                                                          Nomura International plc
                                                          Barclays Bank PLC
                                                          Daiwa Securities SMBC Europe Limited
                                                          Deutsche Bank AG London
                                                          Dresdner Bank AG London Branch
                                                          Goldman Sachs International
                                                          HSBC Bank plc
                                                          Merrill Lynch International
                                                          Mizuho International plc
                                                          Salomon Brothers International Limited
                                                          Sanwa International plc

8.           Other Address at which Bank                  None
             Information Available:



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GENERAL INFORMATION

The Bank's most recent Information Statement was issued on September 20, 2001.



         INTERNATIONAL BANK FOR RECONSTRUCTION
         AND DEVELOPMENT



         By:__________________________________________
            Authorized Officer

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                             INTERNATIONAL BANK FOR
                         RECONSTRUCTION AND DEVELOPMENT
                                1818 H Street, NW
                              Washington, DC 20433


                                  FISCAL AGENT
                        Federal Reserve Bank of New York
                                33 Liberty Street
                               New York, NY 10045


                         LEGAL ADVISORS TO THE MANAGERS
                               Sullivan & Cromwell
                          1701 Pennsylvania Avenue, NW
                              Washington, DC 20006

                                                                EXHIBIT B
                          TERMS AGREEMENT NO. 916 UNDER
                                  THE FACILITY

                                                          As of October 16, 2001

International Bank for Reconstruction
         and Development
1818 H Street, N.W.
Washington, D.C.  20433

                  The undersigned agree to purchase from you (the "Bank") the Bank's 3.50% Global Notes Due October 22, 2004 (the "Notes") described in the Pricing Supplement, dated as of the date hereof in the form of Annex I hereto (the "Pricing Supplement") at 11:00 a.m. New York time on October 22, 2001 (the "Settlement Date") at an aggregate purchase price of US$2,991,330,000 (which is 99.711% of the aggregate principal amount of the Notes) on the terms set forth herein and in the Standard Provisions, amended and restated as of October 7, 1997, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

                  When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

                  The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

                  The obligation of each of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of a letter from each of Sullivan & Cromwell and Deloitte & Touche Tohmatsu (International Firm) addressed to the Managers and giving the Managers full benefit of the existing validity opinion or accountants' letter (as the case may be) of such firm as of the respective date of such existing validity opinion or accountants' letter.

                  Subject to Section 5(h) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented to updated.

 1. The Bank agrees that it will issue the Notes and the Managers named below severally and not jointly agree to purchase the Notes at the purchase price specified above (being equal to the issue price of 99.786 percent less a management and underwriting fee of 0.025 percent of the principal amount and a selling concession of 0.05 percent of the principal amount).

                           The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:


                           Name                                                          Principal Amount
                           ----                                                          ----------------
                           J.P. Morgan Securities Ltd.                                   850,000,000
                           Morgan Stanley & Co. International Limited                    850,000,000
                           UBS AG, acting through its business group
                                UBS Warburg                                              850,000,000
                           Nomura International plc                                       50,000,000
                           Barclays Bank PLC                                              40,000,000
                           Daiwa Securities SMBC Europe Limited                           40,000,000
                           Deutsche Bank AG London                                        40,000,000
                           Dresdner Bank AG London Branch                                 40,000,000
                           Goldman Sachs International                                    40,000,000
                           HSBC Bank plc.                                                 40,000,000
                           Merrill Lynch International                                    40,000,000
                           Mizuho International plc                                       40,000,000
                           Salomon Brothers International Limited                         40,000,000
                           Sanwa International plc                                        40,000,000


 2. Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book entry form to the following account at the Federal Reserve Bank of New
         York: ABA No. 021000018 BK of NYC/FXSL; and payment of the purchase price specified above in immediately available funds to the Bank's account at the Federal Reserve Bank of New York: ABA No. 021-081-367 (IBRD WASH ISSUER-Code 2500).

 3. In accordance with the provisions of Section 4(e) of the Standard Provisions, the Managers have appointed Morgan Stanley & Co. International Limited, as Stabilizing Manager with respect to this issue of Notes.

 4. The Bank hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

 5. In consideration of the Bank appointing each of the undersigned as a Dealer solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

 6. Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

                           For purposes hereof, the notice details of each of the undersigned are as follows:

                           c/o Morgan Stanley & Co. International Limited
                               25 Cabot Square
                               Canary Wharf
                               London E14 4QA

                           Attention: Debt Capital Markets - Head of Transaction
                                      Management Group
                           Telephone: 020 7677 7799
                           Facsimile: 020 7677 7999

 7. If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms agreement, Managers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the principal amount of the Notes for which the non-defaulting Managers were originally committed; provided, however, that if the aggregate principal amount of Notes as to which such default exceeds 16.667% of the principal amount of the Notes, the non-defaulting Managers shall be entitled to terminate this Terms Agreement without any liability on the part of any non-defaulting Managers. Nothing herein will relieve a defaulting Manager from liability for its default.

                  All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

                  This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

                  This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

                              J.P. MORGAN SECURITIES LTD.
                              MORGAN STANLEY & CO. INTERNATIONAL LIMITED UBS AG, acting through its business group UBS WARBURG
                              NOMURA INTERNATIONAL PLC
                              BARCLAYS BANK PLC
                              DAIWA SECURITIES SMBC EUROPE LIMITED
                              DEUTSCHE BANK AG LONDON
                              DRESDNER BANK AG LONDON BRANCH
                              GOLDMAN SACHS INTERNATIONAL
                              HSBC BANK PLC
                              MERRILL LYNCH INTERNATIONAL
                              MIZUHO INTERNATIONAL PLC
                              SALOMON BROTHERS INTERNATIONAL LIMITED
                              SANWA INTERNATIONAL PLC
                                              (the "Managers")

                              By:    J.P. MORGAN SECURITIES LTD.
                                     MORGAN STANLEY & CO. INTERNATIONAL LIMITED
                                     UBS AG, acting through its business group
                                     UBS WARBURG
                                              (the "Lead Managers")


                                     By: MORGAN STANLEY & CO. INTERNATIONAL
                                         LIMITED


                                     By:____________________________________
                                        Name:
                                        Title:

CONFIRMED AND ACCEPTED, as of the
date first written above:


INTERNATIONAL BANK FOR RECONSTRUCTION
AND DEVELOPMENT


By:_________________________________
   Name:
   Title:  Authorized Officer